UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

FINTECH ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31809H209

(CUSIP Number)

FinTech Acquisition Corp.

712 Fifth Ave., 8th Floor

New York, New York 10019

212 506-3808

With a copy to:

Amanda Abrams

Ledgewood, P.C.

2001 Market Street, Suite 3400

Philadelphia, PA 19103

(215) 731-9450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON FINTECH INVESTOR HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,297,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,297,825
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

2

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON DGC FAMILY FINTECH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 357,881
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 357,881
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

3

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,913,587
	9	SOLE DISPOSITIVE POWER - 257,881 -
	10	SHARED DISPOSITIVE POWER 2,655,706
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

4

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Betsy Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 357,881
	9	SOLE DISPOSITIVE POWER 357,881
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

5

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON James J. McEntee, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,288
	9	SOLE DISPOSITIVE POWER 87,288
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

6

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Shami Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 90,000
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

7

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Alan Joseph Ferraro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

8

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Frank Mastrangelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 174,576
	9	SOLE DISPOSITIVE POWER 174,576
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

9

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Jeff Shanahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,633,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,633,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

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Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on March 16, 2016 (the “Original Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Shares”), of FinTech Acquisition Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 712 Fifth Ave., 8th Floor, New York, NY 10019. This Amendment No. 1 is being filed solely to amend Item 4 and Item 6 to voluntarily provide additional information, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

In connection with the Merger, at any time prior to the special meeting to approve the Merger, the Initial Shareholders, which include certain of the Issuer’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Issuer’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value.  The Initial Shareholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Issuer, Target or their respective securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

In connection with the Merger, at any time prior to the special meeting to approve the Merger, the Initial Shareholders, which include certain of the Issuer’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Issuer’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value.  The Initial Shareholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Issuer, Target or their respective securities.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2016

FINTECH INVESTOR HOLDINGS, LLC

By:	/s/ Daniel G. Cohen
	Name:	Daniel G. Cohen
	Title:	Managing Member

DGC FAMILY FINTECH TRUST

By:	/s/ Daniel G. Cohen
	Name:	Daniel G. Cohen
	Title:	Trustee

/s/ Daniel G. Cohen
DANIEL G. COHEN

/s/ Betsy Z. Cohen
BETSY Z. COHEN

/s/ Alan Joseph Ferraro
ALAN JOSEPH FERRARO

/s/ Frank Mastrangelo
FRANK MASTRANGELO

/s/ James J. McEntee, III
JAMES J. MCENTEE, III

/s/ Shami Patel
SHAMI PATEL

/s/ Jeff Shanahan
JEFF SHANAHAN

[FinTech Acquisition Corp. – Schedule 13D/A]

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